UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

AIM IMMUNOTECH INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00901B105

(CUSIP Number)

Todd Deutsch

Ted D. Kellner

c/o Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

Attn: John J. Harrington

(216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00901B105

1.	Names of Reporting Persons Todd Deutsch
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,716,100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,716,100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.0%(1)
14.	Type of Reporting Person IN

(1)

Percentage ownership based on 57,136,680 shares outstanding as reported in a prospectus supplement filed pursuant to Rule 424 by the Company with the Securities and Exchange Commission on June 3, 2024.

CUSIP No. 00901B105

1.	Names of Reporting Persons Ted D. Kellner
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 394,000
	8.	Shared Voting Power 1,099,000
	9.	Sole Dispositive Power 394,000
	10.	Shared Dispositive Power 1,099,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.6%(1)
14.	Type of Reporting Person IN

(1)

Percentage ownership based on 57,136,680 shares outstanding as reported in a prospectus supplement filed pursuant to Rule 424 by the Company with the Securities and Exchange Commission on June 3, 2024.

SCHEDULE 13D

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2023 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed on August 7, 2023, Amendment No. 2 thereto filed on August 28, 2023, Amendment No. 3 thereto filed on January 3, 2024 and this Amendment No. 4, the “Schedule 13D”) by Todd Deutsch and Ted D. Kellner (the “Reporting Persons”) with respect to the Common Stock, par value $0.001 per share, of AIM ImmunoTech Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 4 and 5 to the extent set forth below.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

In light of recent developments described below, the Reporting Persons are providing the following update on their plans with respect to the Company.

Delaware Supreme Court Finds Breach of Duty of Loyalty by the Company’s Board

On July 11, 2024, the Delaware Supreme Court ruled on Mr. Kellner’s previously disclosed appeal of the ruling of the Delaware Court of Chancery. The Delaware Supreme Court ruled in Mr. Kellner’s favor that all of the Company’s amended bylaws at issue in the appeal are inequitable and unenforceable. The Court found that the board’s motive was not to counter the threat of an uninformed vote. Rather, the board’s “primary purpose was to interfere with Kellner’s nomination notice, reject his nominees, and maintain control.” The Court ruled that the amended bylaws were the “product of an improper motive and purpose, which constitutes a breach of the duty of loyalty.” (emphasis added)

The Delaware Supreme Court’s opinion can be found at https://courts.delaware.gov/Opinions/Download.aspx?id=366380.

AIM and Counsel Sanctioned in Florida Action for Frivolous and Improper Litigation Conduct

The findings of the Delaware Supreme Court regarding the board’s improper actions are part of a pattern. In April 2024, the Company and its counsel were sanctioned by the U.S. District Court, Middle District of Florida, for certain actions taken in the lawsuit that the Company initiated against the Reporting Persons and other defendants for an alleged violation of Section 13(d) of the Exchange Act. That action has been dismissed multiple times. The court found that the Company and its counsel committed sanctionable conduct by continuing to pursue arguments that were “factually and legally frivolous and advanced for an improper purpose” and that certain defendants in that action were entitled to fee reimbursement. The Reporting Persons continue to assert that the Company’s pursuit of these baseless claims against them and others in the U.S. District Court, Middle District of Florida, and now on appeal, is part of the board’s continuing effort to entrench itself and intimidate and harass stockholders who seek to bring accountability to the Company.

Self-Interested Board Continues to Engage in Gross Corporate Waste and Disregard the Will of Stockholders

These findings affirm the Reporting Persons’ belief that the Company’s board is not acting in the best interests of stockholders and change is desperately needed. The breach of the fiduciary duty of loyalty by Mr. Equals, Mr. Appelrouth and Dr. Mitchell, as has been conclusively determined by the Delaware Supreme Court ruling – and the subsequent actions of Ms. Bryan in joining their continuing scheme to entrench themselves and avoid accountability to stockholders – has been devastating to the Company and its stockholders. In furtherance of its breach of the fiduciary duty of loyalty and other self-interested efforts to entrench itself, the current board has engaged in gross waste and drained corporate resources, preventing any chance of success for the Company and the creation of value for stockholders. Based on the Company’s public disclosures, the Reporting Persons estimate the board has wasted over $15.0 million in attorneys’ fees and other expenses in pursuit of its improper motive and purpose of entrenchment over the past two years. And the board’s conclusive breach of its fiduciary duty of loyalty has thwarted the clearly expressed will of its stockholders, who in two successive elections have voted for change on the board and delivered proxies sufficient to elect the Reporting Persons at the 2024 Annual Meeting of Stockholders (despite the fact that the Company did not even include Mr. Kellner’s nominees on its proxy card).

Board’s Wrongful Actions Devastating to Company’s Financial Condition and Prospects

Having put the Company into a perilous financial position as a direct result of its wrongful actions, and eliminating the possibility of any institutional investor interest in the Company, the board now pursues vanishing, highly dilutive and increasingly desperate financing alternatives to the detriment of stockholders. In just the last few months, such transactions have included:

•

receipt of a usurious two-year loan in the amount $2.5 million bearing an effective interest rate of approximately 25% per year (inclusive of OID and stated interest) from a lender controlled by an individual with a history of securities law violations – someone the SEC described as a “recidivist violator of the federal securities laws” in a 2020 complaint filed in U.S. District Court. See https://www.sec.gov/enforcement-litigation/litigation-releases/lr-24886.

•

entry into an equity line agreement with a different entity controlled by this same troubling individual, providing that the Company may sell up to almost 10.0 million shares (almost 20% of outstanding shares at the time) to this entity at a discount to market price, and allowing this individual with a history of securities law violations to profit at the expense of existing stockholders when the shares are quickly dumped into the market.

•

the sale of 5.6 million shares to a hedge fund for approximately $1.8 million of proceeds after expenses and granting that hedge fund warrants to purchase another 11.2 million shares at the same price – effectively granting the hedge fund the upside of approximately 25% of the Company for minimal proceeds. In just over a month since the initial sale, the investor has already sold over 30% (approximately 1.8 million shares) of the initial shares, confirming a lack of long-term interest and furthering downward pressure on the Company’s stock price.

These transactions have done little to alleviate the Company’s financial distress, and only dig a deeper hole for the Company as shares are dumped on the market and long-term investors are ever more alienated and diluted by detrimental financings so the board can fund legal expenses to perpetuate their self-enrichment and keep themselves in office.

Next Steps for the Reporting Persons

As a result of all the foregoing, and the conclusive ruling that the board breached its duty of loyalty to the Company’s stockholders, the Reporting Persons reiterate that they continue to believe that for the Company to have any chance of success, significant change in the board is urgently needed.

Despite the ruling of the Delaware Supreme Court that the board breached its fiduciary duty of loyalty, the Court’s ruling did not grant the relief sought by Mr. Kellner.

The Reporting Persons are continuing to review the ruling and the alternatives that may be available to them, whether through litigation proceedings, additional actions that may be taken in their capacities as significant stockholders of the Company, or otherwise. Without limiting the foregoing, the Reporting Persons are reviewing the legal options, actions and remedies that may be available to them and that they may choose to pursue. The Reporting Persons are also considering whether to nominate directors for the Company’s 2025 Annual Meeting of Stockholders. The Reporting Persons expect the board to promptly amend the Company’s invalid and unenforceable bylaws in a way that is consistent with its fiduciary duties.

The Reporting Persons reiterate that it is not their intention, either alone or acting together with any other persons or group of persons, to acquire a control stake in the shares of Common Stock. Beyond the foregoing, the Reporting Persons will review their investments in the Company on a continuing basis and may in the future determine (1) to acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Company owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the actions of the Company’s board; the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Company and the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby supplemented as follows:

(a)

As of the date of this Amendment No. 4, Mr. Kellner is the beneficial owner of 1,493,000 shares of Common Stock, or 2.6% of the Company’s outstanding shares, and Mr. Deutsch is the beneficial owner of 1,716,100 shares of Common Stock, or 3.0% of the Company’s outstanding shares The Group consisting of Mr. Deutsch and Mr. Kellner owns an aggregate of 3,209,100 shares of Common Stock, or 5.6% of the Company’s outstanding shares. The ownership percentages above are based on 57,136,680 shares of Common Stock outstanding as reported as reported in a prospectus supplement filed pursuant to Rule 424 by the Company with the Securities and Exchange Commission on June 3, 2024.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: July 15, 2024

By:	/s/ Todd Deutsch
TODD DEUTSCH

By:	/s/ Ted D. Kellner
TED D. KELLNER